Exhibit (a)(5)

Oil States International, Inc. Announces Put Option Notification for 2 3/8% Contingent Convertible Senior Notes due 2025

HOUSTON, May 17, 2012: Oil States International, Inc. (NYSE: OIS) today announced that it is notifying holders of the $174,990,000 outstanding principal amount of its 2 3/8% Contingent Convertible Senior Notes due 2025 (the “Notes”) that they have an option, pursuant to the terms of the Notes, to require Oil States International, Inc. to purchase, on July 1, 2012, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest up to, but not including, July 1, 2012 (the “Repurchase Price”).

As required by rules of the Securities and Exchange Commission, Oil States International, Inc. will file a Tender Offer Statement on Schedule TO later today. In addition, Oil States International, Inc.’s company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) with respect to the Put Option specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, which is Wells Fargo Bank, National Association. None of Oil States International, Inc., its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.

Noteholders’ opportunity to exercise the Put Option will commence on May 18, 2012 and will terminate at 5:00 p.m. EST, on July 1, 2012. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. EST, on July 1, 2012.

The address of Wells Fargo Bank, National Association is:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:

Wells Fargo Bank, National Association	Wells Fargo Bank, National Association	Wells Fargo Bank, National Association
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Bldg - 12th Flr
P.O. Box 1517	6th & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402
(800) 344-5128	(800) 344-5128	(800) 344-5128
(612) 667-6282 (Fax)	(612) 667-6282 (Fax)	(612) 667-6282 (Fax)

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.

About Oil States International, Inc.

Oil States International, Inc. is a diversified oilfield services company and is a leading, integrated provider of remote site accommodations with prominent market positions in the

Canadian oil sands and the Australian mining regions. Oil States is also a leading manufacturer of products for deepwater production facilities and subsea pipelines as well as a provider of completion-related rental tools, oil country tubular goods distribution and land drilling services to the oil and gas industry. Oil States International, Inc. is a publicly traded company on the New York Stock Exchange under the ticker symbol OIS.

For more information on the Company, please visit Oil States International’s website at http://www.oilstatesintl.com.